UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2015
OR

☐	TRANSITION REPORT PURSUANT TO 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ______ to ______
Commission file number 1-4879
DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN FOR PUERTO RICO ASSOCIATES

(Full title of the plan)
Diebold, Incorporated 5995 Mayfair Road PO Box 3077   North Canton, Ohio 44720-8077

(Name of issuer of the securities held by the plan and the address of its principal executive office)

DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN FOR PUERTO RICO ASSOCIATES
Annual Report Index
December 31, 2015 and 2014

The following unaudited financial statements and other information of Diebold, Incorporated 401(k) Savings Plan for Puerto Rico Associates are included herewith:

•	Statements of Net Assets Available for Benefits as of December 31, 2015 and 2014;

•	Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2015;

•	Notes to Financial Statements
The following supplemental schedule of Diebold, Incorporated 401(k) Savings Plan for Puerto Rico Associates included in the Annual Report of the Plan on Form 5500 filed with the Department of Labor as of December 31, 2015 is included herewith:

•	Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2015
All other supplemental schedules and notes for which provision is made in the applicable rules and regulations of the Department of Labor Regulations are not required under the related instructions or are inapplicable and, therefore, have been omitted.

DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN FOR PUERTO RICO ASSOCIATES
Table of Contents

DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN FOR PUERTO RICO ASSOCIATES
Required Information

The Diebold, Incorporated 401(k) Savings Plan for Puerto Rico Associates (the Plan) is subject to the requirements of the Employee Retirement Security Act of 1974 (ERISA). The following financial statements and schedules of the Plan have been prepared in accordance with the financial reporting requirements of ERISA under 29 CFR 2520.104-41. The financial statements and schedules are unaudited as the Plan has claimed a waiver of the annual examination and report of an independent qualified accountant under 29 CFR 2520.104.46.

DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN FOR PUERTO RICO ASSOCIATES
Statements of Net Assets Available for Benefits
December 31, 2015 and 2014

	December 31,
	2015	2014
	(Unaudited)	(Unaudited)
Investments, at fair value	$763,357	$735,706
Receivables
Notes receivable - participant	38,372	54,934
Contribution receivable - participant	340	3,151
Contribution receivable - employer	665	1,599
Total receivables	39,377	59,684
Net assets available for benefits	$802,734	$795,390

See accompanying notes to financial statements.

DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN FOR PUERTO RICO ASSOCIATES
Statements of Changes in Net Assets Available for Benefits
For the year ended December 31, 2015

(Unaudited)
Additions
Investment income (loss):
Interest and dividends	$24,444
Net depreciation in the fair value of investments	(32,915)
Interest income, notes receivable - participant	2,438
Total investment loss	(6,033)

Contributions:
Participant	40,999
Employer	21,461
Total contributions	62,460
Total additions	56,427

Deductions
Benefits paid to participants	16,618
Administrative expenses	405
Other deductions	32,060
Total deductions	49,083
Net increase during the year	7,344

Net assets available for benefits:
Beginning of year	795,390
End of year	$802,734

See accompanying notes to financial statements.

DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN FOR PUERTO RICO ASSOCIATES
Notes to Financial Statements (UNAUDITED)
December 31, 2015 and 2014

(1) Description of the Plan

The following brief description of the Diebold, Incorporated 401(k) Savings Plan for Puerto Rico Associates (the Plan), provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

(a) General

Effective October 1, 2008, the Plan was established for the exclusive benefit of the employees of the Diebold, Incorporated (the Employer, the Company, or Diebold) who reside in Puerto Rico. The Plan is subject to certain provisions of the Employee Retirement Security Act of 1974 (ERISA).

(b) Contributions

The Plan allows each participant to voluntarily contribute from one to 50 percent (in one percent increments) of pre-tax compensation, but not in excess of $15,000 or such indexed maximum amounts permitted by the Puerto Rico Internal Revenue Code of 1994, as amended. The Employer match is set by the Employer's Board of Directors and is evaluated at least annually.

(c) Participants' Accounts

Each participant directs his or her contributions, as well as any Employer matching contributions, into any of several investment funds within the Plan with a minimum investment in any fund of one percent. Participants' accounts are valued on a daily basis. The Plan utilizes cash equivalents to temporarily hold monies pending settlement for transactions initiated by a participant, contributions received not yet allocated or the value of any distributions payable from the trust.

(d) Vesting

All participant's pre-tax contributions and earnings are immediately vested and non-forfeitable. For employees hired before July 1, 2003, the Employer's contributions and earnings are immediately vested and non-forfeitable. For employees hired on or after July 1, 2003, the Employer's contributions and earnings are vested in accordance with the following schedule: less than three years service, zero percent; three or more years of service, 100 percent.

(e) Distribution of Benefits

Upon termination of service with the Employer or a participating affiliate, a participant may elect to receive his or her total vested account balance in a lump sum payment, defer receipt until his/her retirement date, or make a direct rollover to a qualified plan if such total account balance exceeds $5,000. If the vested account balance does not exceed $5,000, the participant may elect to receive his or her total account balance in a lump sum payment or make a direct rollover to a qualified plan. If the account balance is greater than $1,000 and the participant does not elect one of the noted options, the Plan Administrator (the Administrator) will pay the distribution in a direct rollover to the individual retirement annuity plan designated by the Administrator. If the account balance is $1,000 or less and the participant does not make a distribution election, the funds are distributed in the form of a cash lump sum. The Administrator or its designee shall make such determination on a periodic basis, at least annually. For any funds invested in the Diebold Company Stock Fund, the participant may make an election to receive cash or the Employer's common stock.

(f) Notes Receivable - Participant

Loan transactions are treated as transfers between the various funds and the Loan Fund. Under the terms of the Plan, active participants of the Plan may borrow against their total account balance except for their balance in the Retiree Medical Funding Account. The minimum amount of any loan is $1,000 and the maximum is $50,000 or 50 percent of a participant's current vested balance (in $100 increments), whichever is less. The loans are secured by the balance in the participant's account. Loan payments, which include principal and interest, are made through equal payroll deductions over the loan period of two to five years. The notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. No allowance for credit losses has been recorded as

DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN FOR PUERTO RICO ASSOCIATES
Notes to Financial Statements (UNAUDITED)
December 31, 2015 and 2014

of December 31, 2015 and 2014. If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be a taxable distribution, the participant loan balance is reduced and a benefit payment is recorded.

Interest charged, which is based on the prime interest rate plus one percent as of the loan effective date, is determined by the Employer and was 4.25 percent at December 31, 2015 and 2014, respectively.

(g) Withdrawals

A financial hardship provision is available, enabling a participant to withdraw an amount to cover an immediate financial need.

(h) Expenses

All costs and expenses incident to the administration of the Plan are paid by the Administrator, or at the discretion of the Administrator, paid from the assets of the Plan, except for loan processing and administration fees associated with the Loan Fund, which are borne by the individual loan participants.

(i) Forfeited Accounts

Forfeited accounts are used to reduce future employer contributions or administrative expenses.

(j) Reclassification of fair value presentation

The Plan has reclassified the presentation of certain prior-year information to conform with current presentation.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements have been prepared on an accrual basis in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). The Administrator has evaluated subsequent events through the date the Plan financial statements are issued. There were no subsequent events that have occurred which would require adjustments to or disclosure in the Plan financial statements.

(b) Recently Issued Accounting Guidance

In May 2015, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share or Its Equivalent (ASU 2015-07). The amendments in this update remove the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient. The amendments also remove the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the net asset value per share practical expedient. Rather, those disclosures are limited to investments for which the entity has elected to measure the fair value using that practical expedient. The standard became effective for the Plan on January 1, 2016. The adoption of ASU 2015-07 is not expected to have a material impact on the financial statements of the Plan.

DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN FOR PUERTO RICO ASSOCIATES
Notes to Financial Statements (UNAUDITED)
December 31, 2015 and 2014

In July 2015, the FASB issued ASU 2015-12, Plan Accounting: Defined Benefit Plan (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient (ASU 2015-12), which is a three-part update with the objective of simplifying benefit plan reporting to make the information presented more useful to the reader. Part I designates contract value as the only required measure for fully benefit-responsive investment contracts (FBRIC). A FBRIC is a guaranteed investment contract between the plan and an issuer in which the issuer agrees to pay a predetermined interest rate and principal for a set amount deposited with the issuer. Part II simplifies the investment disclosure requirements for employee benefits plans. Part III provides an alternative measurement date for fiscal periods that do not coincide with a month-end date. This guidance is effective for fiscal years beginning after December 15, 2015. The amendments in Parts I and II of this standard are effective retrospectively. The standard became effective for the Plan on January 1, 2016. The adoption of ASU 2015-12 is not expected to have a material impact on the financial statements of the Plan.

(c) Investment Valuation and Investment Income

The Plan's investments are stated at fair value as of the last business day of the Plan year. Shares of registered investment companies are valued at quoted market prices. The Plan holds cash and cash equivalents at year end as a result of pending transactions, which are valued at the net asset value (NAV) of shares held by the Plan. The Plan's investment options include a collective investment trust of Diebold common shares in which the Company's defined contribution plans participate on a unit basis. Diebold common shares are traded on a national securities exchange and participation units in The Diebold Company Common Stock Fund are valued at the last reported sales price on the last business day of the plan year. The valuation per share of The Diebold Company Common Stock was $30.09 and $34.64 at December 31, 2015 and 2014, respectively. The valuation per unit of The Diebold Company Common Stock Fund was $10.34 and $11.85 at December 31, 2015 and 2014, respectively.

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to a FBRIC because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statements of Net Assets Available for Benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contract from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Realized and unrealized gains and losses derived from investment activities and are allocated among the individual accounts in proportion to their respective balances immediately preceding the valuation date and included in net appreciation in the fair value of investments. Realized gains and losses are calculated as the difference between the historical cost and the market value at either the end of the Plan year or when sold.

(d) Notes Receivable - Participant

Participant loans are classified as notes receivable from participants and are measured at their unpaid principal balance plus any accrued interest. No allowance for credit losses has been recorded as of December 31, 2015 and 2014.

(e) Benefit Payments

Benefits are recorded when paid.

(f) Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets available for benefits and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in assets available for benefits during the reporting period. Actual results could differ from those estimates.

DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN FOR PUERTO RICO ASSOCIATES
Notes to Financial Statements (UNAUDITED)
December 31, 2015 and 2014

(g) Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

(3) Investments

The following presents investments that represent five percent or more of the Plan's assets available for benefits as of December 31:

	2015		2014
	Number of	Fair	Number of	Fair
	Shares/Units	Value	Shares/Units	Value
Invesco Stable Value Retirement Trust	243,597	$243,597	234,378	$234,378
Vanguard Institutional Index	749	$139,778	680	$128,355
Diebold Company Stock Fund	9,016	$93,226	7,592	$89,938
Loomis Sayles Bond Fund	6,313	$81,310	5,687	$84,333
Invesco Diversified Fund	3,368	$59,208	3,033	$55,509
All investments as of December 31, 2015 and 2014 are participant-directed.

At December 31, 2015 and 2014, the Plan has an interest in a fully benefit-responsive group annuity contract as part of the Invesco Stable Value Retirement Trust (the Invesco Trust) option established and maintained by Invesco National Trust Company (the Invesco Trustee), a national trust bank organized and existing under the laws of the United States.

The crediting rate of the contract resets every quarter based on the performance of the underlying investment portfolio. To the extent that the Invesco Trust has unrealized gains and losses (that are accounted for, under contract value accounting, through the value of the synthetic contract), the interest crediting rate may differ from then-current market rates. An investor currently redeeming Invesco units may forgo a benefit, or avoid a loss, related to a future crediting rate different from then-current market rates. Investments in mutual funds and bond trusts are valued at the net asset value of each fund or trust determined as of the close of the New York Stock Exchange (generally 4 p.m., Eastern time) on the valuation date.

The average yield earned by the Invesco Trust for fully benefit-responsive investment contracts was 1.78 percent and 1.53 percent for the years ended December 31, 2015 and 2014, respectively. The average yield earned and paid to plan participants by the Invesco Trust was 1.73 percent and 1.59 percent for the years ended December 31, 2015 and 2014, respectively.

Certain events limit the ability of the Plan to transact with the issuer at contract value. These events include, but are not limited to, partial or complete legal termination of the Trust or a unit holder, tax disqualification of the Trust or unit holder, and certain Trust amendments if the issuer's consent is not obtained. As of December 31, 2015, the occurrence of an event outside the normal operation of the Trust that would cause a withdrawal from an investment contract is not considered to be probable.

In general, issuers may terminate the contract and settle at other than contract value if there is a change in the qualification status of participant, Employer, or Plan; a breach of material obligations under the contract and misrepresentation by the contract holder; or failure of the underlying portfolio to conform to the pre-established investment guidelines.

DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN FOR PUERTO RICO ASSOCIATES
Notes to Financial Statements (UNAUDITED)
December 31, 2015 and 2014

The Plan's investments, including gains and losses on investments bought and sold, as well as held during the year, depreciated in value for the years ended December 31, 2015 as follows:

Balanced funds	$(5,036)
Bond funds	(11,933)
Diebold company stock fund	(12,929)
Stock funds	(2,920)
Common collective trusts	(97)
$(32,915)

(4) Fair Value Measurements

The fair value framework requires the categorization of assets and liabilities into three levels based upon the assumptions (inputs) used to value the assets or liabilities. Level 1 provides the most reliable measure of fair value, whereas level 3 generally requires significant management judgment. The three levels are defined as follows:

Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2: Unadjusted quoted prices in active markets for similar assets or liabilities, unadjusted quoted prices for identical or similar assets or liabilities in markets that are not active or inputs, other than quoted prices in active markets, that are observable either directly or indirectly.

Level 3: Unobservable inputs for which there is little or no market data.

Investments measured at fair value on a recurring basis are as follows:

	Fair Value at	Fair Value Measurements Using
	December 31, 2015	Level 1	Level 2
Cash and cash equivalents	$—	$—	$—
Mutual funds
Balanced funds	101,037	101,037	—
Bond funds	100,905	100,905	—
Stock funds	219,777	219,777	—
Common stock
Diebold company stock fund	93,226	—	93,226
Common collective trusts	248,412	—	248,412
Total	$763,357	$421,719	$341,638

DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN FOR PUERTO RICO ASSOCIATES
Notes to Financial Statements (UNAUDITED)
December 31, 2015 and 2014

	Fair Value at	Fair Value Measurements Using
	December 31, 2014	Level 1	Level 2
Mutual funds
Balanced funds	$103,311	$103,311	$—
Bond funds	101,541	101,541	—
Stock funds	201,435	201,435	—
Common stock
Diebold company stock fund	89,938	—	89,938
Common collective trusts	239,481	—	239,481
Total	$735,706	$406,287	$329,419

Assets valued using level 1 inputs in the table above are from the Plan and are valued based on the number of shares in the funds using a closing price per share traded in an active market. Assets valued using level 2 inputs in the table above represent the Plan's investment in a FBRIC and a collective fund for qualified plans that approximates the risk and return of the S&P Midcap 400 Index. Investments in fully benefit-responsive investment contracts are valued at fair value by discounting the related cash flows based on current yields of similar investments with comparable durations. Investments in money market funds are valued at the NAV of shares held by the Plan.

During December 31, 2015 and 2014, there were no transfers between levels or changes in the methodologies used for assets measured at fair value.

(5) Tax Status

The Department of the Treasury of Puerto Rico has determined and informed the Employer by a letter dated March 17, 2009, that the Plan and related trust are designed in accordance with applicable sections of the Puerto Rico Internal Revenue Code of 1994, as amended (Code). Although the Plan has been amended since receiving the letter, the Administrator believes that the Plan is designed and currently being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

On January 1, 2011, Puerto Rico adopted a new tax code called the "Internal Revenue Code of a New Puerto Rico". This new Puerto Rico Code introduces numerous changes that affect employee benefits such as the Plan. The Company is working with Puerto Rico counsel to adopt all necessary provisions and filed a request in July 2014 with the Puerto Rico Treasury Department (Hacienda) as required. Due to the substantial backlog relating to request, the determination status of the Plan is pending.

(6) Plan Termination

Although it has not expressed any intent to do so, the Employer reserves the right at any time, by action of its Board of Directors, to terminate the Plan or discontinue contributions thereto. In the event of Plan termination, participants would become 100 percent vested in their Employer contributions.

(7) Party In Interest Transactions

The Diebold Company Stock Fund is designed primarily for investment in common stock of Diebold, Incorporated.

DIEBOLD, INCORPORATED 401(K) SAVINGS PLAN FOR PUERTO RICO ASSOCIATES
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2015
EIN: 34-0183970
PLAN NUMBER: 001

(a)	(b)	(c)		(d)	(e)
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Shares/Units	Cost	Current Value
	Allianzgi International Value Fund	Registered Investment Company	52	**	$947
	Calamos International Fund	Registered Investment Company	8	**	139
	Invesco Diversified Fund	Registered Investment Company	3,368	**	59,208
	Janus Triton Fund	Registered Investment Company	17	**	380
	John Hancock Disciplined Fund	Registered Investment Company	51	**	970
	Loomis Sayles Bond Fund	Registered Investment Company	6,313	**	81,310
	Loomis Sayles Small Cap Value Fund	Registered Investment Company	13	**	382
	Oppenheimer Developing Markets Fund	Registered Investment Company	8	**	235
	T Rowe Price Blue Chip Growth Fund	Registered Investment Company	242	**	17,532
	Vanguard Institutional Index	Registered Investment Company	749	**	139,778
	Vanguard PRIMECAP Fund	Registered Investment Company	2	**	206
	Vanguard Target Retirement 2015 Fund	Registered Investment Company	922	**	13,118
	Vanguard Target Retirement 2020 Fund	Registered Investment Company	6	**	172
	Vanguard Target Retirement 2025 Fund	Registered Investment Company	4	**	56
	Vanguard Target Retirement 2030 Fund	Registered Investment Company	1,474	**	40,871
	Vanguard Target Retirement 2035 Fund	Registered Investment Company	361	**	6,078
	Vanguard Target Retirement 2040 Fund	Registered Investment Company	261	**	7,414
	Vanguard Target Retirement 2045 Fund	Registered Investment Company	1,494	**	26,569
	Vanguard Target Retirement 2050 Fund	Registered Investment Company	234	**	6,653
	Vanguard Target Retirement Income Fund	Registered Investment Company	9	**	106
	Vanguard Total Bond Market Index Fund	Registered Investment Company	1,842	**	19,595
	Invesco Stable Value Retirement Trust	Common / Collective Trust	243,597	**	243,597
	Northern Trust S&P 400 Index Fund	Common / Collective Trust	23	**	4,815
*	Diebold Company Stock Fund	Company Stock Fund	9,016	**	93,226
*	Participant Loans	2 – 5 years; 4.25%	—	—	38,372
					$801,729

*    Party-in-interest
**    Information not required pursuant to instructions to Form 5500 for participant-directed funds

Signatures

Diebold, Incorporated 401(k) Savings Plan for Puerto Rico Associates. Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefits Committee of Diebold, Incorporated, the Administrator of the Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN FOR PUERTO RICO ASSOCIATES

Date: June 24, 2016	By: /s/ Christopher A. Chapman
Christopher A. Chapman
Senior Vice President and Chief Financial Officer
(Principal Financial Officer)